Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com



Brambles

9 January 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205


SEC MAIL
RECEIVED
PROCESSING
JAN 17 2006
WASH, D.C.
209
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

5 January 2006

11) Date company informed

6 January 2006

12) Total holding following this notification

36,124,637

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

4.98%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 9 January 2006

Details of Registered Holders

UBS Global Asset Management (Life) Ltd	1,360,955
UBS AG Australia Branch	795,833
UBS AG London Branch	33,967,849
Total	36,124,637

FILE NO: 82-5205


SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH. D.C.
209
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse First Boston, and its subsidiaries and affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse First Boston, and its subsidiaries and affiliates operating under the Credit Suisse First Boston name.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

4 January 2006

11) Date company informed

6 January 2006

12) Total holding following this notification

Not advised

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82 - 5205

Holding below 3%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Company Secretariat

Date of notification: 9 January 2006

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse First Boston, and its subsidiaries and affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse First Boston, and its subsidiaries and affiliates operating under the Credit Suisse First Boston name.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

3 January 2006

11) Date company informed

5 January 2006

12) Total holding following this notification

24,603,101

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

3.39%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Company Secretariat

Date of notification: 6 January 2006

Details of Registered Holders

Credit Suisse First Boston (Europe) Limited	24,579,262
Credit Suisse First Boston International	23,839
Total	24,603,101

FILE NO: 82-5205


SEC MAIL
RECEIVED
PROCESSING
JAN 17 2006
WASH. D.C.
209
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class(any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

21 December 2005

11) Date company informed

4 January 2006

12) Total holding following this notification

21,220,951

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

2.92%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 6 January 2006

Details of Registered Holders	
GE Pension Trust	9,740,850
Ontario Pension Board	404,698
Talvest International Equity	64,750
Nav Canada Pension Plan	242,716
GE Netherlands	227,838
Canadian Broadcasting Company	144,732
GE Pension Ltd GBL	26,348
Chrysler Corporation	1,097,050
N Carolina Retirement System	1,287,096
MTBC-400034654	16,869
MEADWESTVACO	174,184
Raytheon Special Values	64,008
Alberta Teachers Intl Equity	685,408
JTSB-MATB-TOK-464156208	30,705
GEIPT International	442,548
Elfun Intl fund	405,050
Elfun Diversified	67,753
GEI International Fund – NYC	3,204,500
GE Commingled Pool	223,042
Daimlerchrysler Veba	229,863
Kidder Peabody Intl	73,903
Intl Canadian Group	326,699
GE International Intl Equity	1,213,666
GE Institutional Strategic Fund	58,786
GEI Total Return	292,110
GE International Intl Equity Fund	91,946
Intl Conc Group Trust	68,491
GE Global Equity	78,576
GE International Equity Fund	155,453
GE Strategic Fund	81,313
Total	21,220,951


SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH, D.C. SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class(any treasury shares held by company should-not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

24 August 2005

11) Date company informed

4 January 2006

12) Total holding following this notification

28,500,284

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

3.93%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 6 January 2006

Details of Registered Holders

Ontario Pension Board	404,698
Alberta Teachers	902,456
Talvest International Equity	93,665
Nav Canada Pension Plan	339,689
GE Netherlands	221,628
Canadian Broadcasting Company	202,702
GE Pension Ltd GBL	48,140
Daimlerchrysler	1,542,790
N Carolina Retirement System	1,794,107
MEADWESTVACO	242,818
International Canadian Group	416,456
GEIPT International	653,935
Talvest PMI	165,561
Elfun International Equity Fund	590,272
Elfun Diversified Fund	108,263
GE Investments International Fund	4,466,759
G.E. Commingled Pool	333,161
Daimlerchrysler Veba	320,222
Kidder Peabody Intl	110,469
GE International Equity Fund	1,568,318
GE Institutional Strategic	67,949
GE Investments Total Return	292,756
GE Investments Intl Equity	140,178
GEI Intl Concentrated Growth	125,141
GE Global Equity	80,027
GE Intl Equity	223,667
GE Strategic Investment fund	114,111
Total	28,500,284